     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 2000
                                                      REGISTRATION NO. 333-55715
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 AMENDMENT NO. 2
                                       ON
                                    FORM S-3
                                       TO
                                    FORM S-11
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            EXCEL LEGACY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                              33-0781747
   (STATE OR OTHER JURISDICTION OF INCORPORATION OR            (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                     ORGANIZATION)

                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400

               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  GARY B. SABIN
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                              SCOTT N. WOLFE, ESQ.
                                LATHAM & WATKINS
                           701 "B" STREET, SUITE 2100
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 236-1234

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

            From time to time after the effective date of this Registration Statement, as determined by market conditions.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                               CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                                 PROPOSED         PROPOSED
                                                                  MAXIMUM         MAXIMUM
                                                  AMOUNT         AGGREGATE       AGGREGATE        AMOUNT OF
              TITLE OF SHARES                     TO BE            PRICE          OFFERING       REGISTRATION
              TO BE REGISTERED                  REGISTERED       PER SHARE        PRICE(1)          FEE(3)
----------------------------------------------------------------------------------------------------------------
Series B Preferred Stock, par value $0.01
per share................................       21,281,000         $5.00        $106,405,000       $29,581
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share..       21,281,000(2)       (2)             (2)              (2)
================================================================================================================


(1) Estimated solely for purposes of calculating the registration fee, which is calculated in accordance with Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended.

(2) Pursuant to Rule 416 under the Securities Act, the shares of common stock being registered hereunder include the number of shares of common stock issuable upon conversion of the Series B preferred stock plus such indeterminate number of additional shares as may become issuable upon conversion of the Series B preferred stock as a result of adjustments in the conversion price thereof. Pursuant to Rule 457(i) under the Securities Act, no registration fee is required for the common stock issuable upon conversion of the Series B preferred stock because no additional consideration will be required in connection with the issuance of such common stock.

(3) The Registrant previously paid a registration fee in the amount of $31,390. Subsequent to the filing of the Registration Statement on Form S-11, the Registrant has become eligible to use Form S-3. This Registration Statement on Form S-3 is a pre-effective amendment to the Registrant's Form S-11. The previous filing fee was based on the fee in effect prior to October 22, 1998.

================================================================================

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION--DATED JUNE 23, 2000

PROSPECTUS

                            EXCEL LEGACY CORPORATION

                  21,281,000 Shares of Series B Preferred Stock
                        21,281,000 Shares of Common Stock
                                ----------------

        Excel Legacy is a public real estate company organized to create value through the acquisition, development and management of real property and real estate and other operating companies throughout the United States and Canada.

        The shares of our Series B liquidating preference convertible preferred stock due 2005, and the shares of our common stock issuable upon conversion of the Series B preferred stock, are being offered from time to time under this prospectus by certain selling holders.

        We issued the Series B preferred stock in March 1999 in exchange for all of the issued and outstanding shares of our Series A liquidating preference convertible preferred stock due 2005. We issued the Series A preferred stock in March 1998 to persons we reasonably believed to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933.

        We will not receive any of the proceeds from the sale by the selling holders of the Series B preferred stock or the common stock into which the Series B preferred stock is convertible.

        The shares of Series B preferred stock are convertible into our common stock at our option or at the option of the holders at any time, on a one-for-one basis, subject to adjustment. For a discussion of the conversion of the Series B preferred stock into our common stock, see "Description of Capital Stock--Series B Preferred Stock--Conversion Rights."

        Our common stock is listed on the American Stock Exchange under the symbol "XLG." On June 22, 2000, the last reported sales price of our common stock was $2.75 per share. The Series B preferred stock is not listed on any national securities exchange and we do not intend to apply for listing with respect to the Series B preferred stock.


        SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN SHARES OF OUR SERIES B PREFERRED STOCK OR OUR COMMON STOCK.

                                ----------------

        These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                ----------------

                      The date of this prospectus is ________ , 2000


                                TABLE OF CONTENTS

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
                                                                           PAGE
                                                                           ----
Prospectus Summary...................................................        1
Risk Factors.........................................................        4
Forward-Looking Statements...........................................        9
Selling Holders......................................................       10
Plan of Distribution.................................................       11
Use of Proceeds......................................................       12
Price Range of Common Stock..........................................       12
Dividend Policy......................................................       12
Excel Legacy.........................................................       13
Management...........................................................       17
Description of Capital Stock.........................................       19
United States Federal Income Tax Considerations......................       23
Legal Matters........................................................       29
Experts..............................................................       29
Where You Can Find More Information..................................       29

                               PROSPECTUS SUMMARY

        The following summary may not contain all of the information that may be important to you. You should read this entire prospectus and the documents incorporated by reference in this prospectus before making a decision to invest in the Series B preferred stock or our common stock.

        When we refer to "we," "our," "us" and "Excel Legacy" in this prospectus, we mean Excel Legacy Corporation and its subsidiaries unless the context suggests otherwise. When we refer to the "selling holders," we mean the holders of the Series B preferred stock and the common stock into which the Series B preferred stock is convertible which are offered by this prospectus. When we refer to "you" or "yours," we mean the prospective purchasers of the Series B preferred stock and the common stock into which the Series B preferred stock is convertible.

                                  EXCEL LEGACY

        Excel Legacy Corporation, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., now known as New Plan Excel Realty Trust, Inc., a Maryland corporation and a real estate investment trust. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

        In connection with this spin-off, Excel Realty Trust transferred real properties, notes receivable and related assets and liabilities to us. In addition to operating the assets obtained from the spin-off, we intend to pursue signature real estate projects that have unique locations, concepts or significant entry barriers associated with them, including:

        - developing mixed-use development and entertainment projects that have the potential for substantial capital gains but which may take several years to fully develop,

        - investing in properties requiring significant restructuring or redevelopment to create substantial value, such as changing the use, tenant mix or focus of a property,

        - investing in securities of real estate related operating companies where significant influence may be exerted to enhance the value of the companies, and

        - opportunistic buying and selling of commercial properties or real estate related companies.


        In November 1999, we completed an exchange offer for the common stock of Price Enterprises, Inc., a Maryland corporation and a real estate investment trust. In the exchange offer, we acquired approximately 91.3% of the Enterprises common stock, which represents approximately 77.5% of Enterprises' voting power as outstanding shares of Enterprises preferred stock also have voting rights. After expenses, we paid approximately $61.0 million in cash and issued approximately $33.2 million in principal amount of 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 and approximately $18.1 million in principal amount of 10.0% Senior Redeemable Secured Notes due 2004 to acquire the Enterprises common stock in the exchange offer.

        Upon the closing of the exchange offer, we began managing the assets of Enterprises. The accounts of Enterprises are not consolidated with our books, however, because until certain events occur, the holders of the Enterprises preferred stock have the right to elect a majority of Enterprises' board of directors.

        Our principal executive offices are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128 and our telephone number is (858) 675-9400.

                                         THE OFFERING


SECURITIES OFFERED..............     21,281,000 shares of Series B preferred
                                     stock or the shares of common stock into which the Series B preferred stock is convertible.

DIVIDENDS ......................     Holders of Series B preferred stock are
                                     entitled to receive, when, as and if
                                     declared by our board of directors,
                                     cumulative cash dividends payable in an
                                     amount per share equal to the cash
                                     dividends, if any, on the shares of common stock into which the Series B preferred stock is convertible.

CONVERSION RIGHTS...............     Holders of the Series B preferred stock
                                     have the right, exercisable at any time and from time to time, to convert all or any shares of the Series B preferred stock into common stock, on a one-for-one basis, subject to adjustment. In addition, the Series B preferred stock is convertible into common stock at our option at any time.

LIQUIDATION PREFERENCE..........     The Series B preferred stock has a
                                     liquidation preference of $5.00 per share, plus a premium equivalent to a 7.0% annual total return on the Series B preferred stock from the date of issuance of the Series A preferred stock (in exchange for which the Series B preferred stock was issued) and any accrued and unpaid dividends on the Series B preferred stock.

REDEMPTION......................     We may not redeem the Series B preferred
                                     stock prior to March 31, 2005. On March 31,
                                     2005, we will be required to redeem all
                                     outstanding shares of Series B preferred stock for cash at a per share price equal to the liquidation preference described above.

VOTING RIGHTS...................     Except as otherwise required by law, the
                                     holders of the Series B preferred stock are entitled to vote with the common stock on all matters submitted for the approval of our stockholders. In addition, certain changes that would be materially adverse to the rights of holders of the Series B preferred stock cannot be made without the affirmative vote of two-thirds of the shares of the Series B preferred stock.

RANKING.........................     The Series B preferred stock ranks senior
                                     to our common stock with respect to the
                                     payment of dividends and amounts payable upon our liquidation, dissolution or winding up.

USE OF PROCEEDS.................     The selling holders will receive all of the
                                     proceeds from the sale of the Series B
                                     preferred stock or the common stock into which the Series B preferred stock is convertible.

        For additional information regarding the Series B preferred stock and the common stock into which the Series B preferred stock is convertible, see "Description of Capital Stock."

                       RATIO OF EARNINGS TO FIXED CHARGES

        Our ratios of earnings to fixed charges are as follows for the periods indicated:

                                       FROM INCEPTION TO       FISCAL YEAR             THREE
                                       FISCAL YEAR ENDED          ENDED             MONTHS ENDED
                                       DECEMBER 31, 1998     DECEMBER 31, 1999     MARCH 31, 2000
                                       -----------------     -----------------     --------------
Ratio of earnings to fixed charges....       1.99x                 0.84x                0.82x


        There were no preferred stock dividends through March 31, 2000. We have computed the ratio of earnings to fixed charges by dividing income before income taxes and minority interests plus fixed charges, excluding capitalized interest, by fixed charges. Fixed charges consist of interest costs, excluding capitalized interest, and the amortization and write-off of debt discounts and issue costs.

                                  RISK FACTORS

        You should consider the risks of investing in the Series B preferred stock and our common stock and the impact from various events which could adversely affect our business. See "Risk Factors" for a discussion of these risks.

                                  RISK FACTORS

        You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus, before purchasing our securities. Each of these risks could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN EVALUATION OF OUR BUSINESS.

        We were incorporated in November 1997 and became an independent business in March 1998 after Excel Realty Trust completed a spin-off of our business. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in the real estate industry.

OUR TENANTS MAY FACE FINANCIAL DIFFICULTIES AND BE UNABLE TO PAY RENT.

        Our tenants, including Enterprises' tenants, may face financial difficulties and be unable to pay rent which may, in turn, cause financial difficulties. Our financial position may be materially harmed if any of our major tenants or Enterprises' major tenants, including The Sports Authority, Inc., or any other significant tenant experiences financial difficulties, such as a bankruptcy, insolvency or general downturn in the business of the tenant. In addition, any failure or delay by our tenants or Enterprises' tenants to make rent payments could impair our financial condition and materially harm our business. Although failure on the part of a tenant to materially comply with the terms of a lease, including failure to pay rent, would give us the right to terminate the lease, repossess the property and enforce the payment obligations under the lease, we would then be required to find another tenant to lease the property. We may not be able to enforce the payment obligations against the defaulting tenant, find another tenant or, if another tenant were found, we may not be able to enter into a new lease on favorable terms.

WE MAY FACE SIGNIFICANT COMPETITION FROM DEVELOPERS, OWNERS AND OPERATORS OF REAL ESTATE PROPERTIES.

        We may face significant competition from developers, owners and operators of real estate properties which may inhibit the success of our business. We compete in the acquisition of real estate properties with over 200 publicly-traded real estate investment trusts as well as other public and private real estate investment entities, including financial institutions such as mortgage banks and pension funds, and other institutional investors, as well as individuals. Competition from these entities may impair our financial condition and materially harm our business by reducing the number of suitable investment opportunities offered to us and increasing the bargaining power of prospective sellers of property, which often increases the price necessary to purchase a property. Many of our competitors in the real estate sector are significantly larger than us and may have greater financial resources and more experienced managers than we do. In addition, a large portion of our developed properties and Enterprises' developed properties are located in areas where competitors maintain similar properties. We will need to compete for tenants based on rental rates, attractiveness and location of properties, as well as quality of maintenance and management services. Competition from these and other properties may impair our financial condition and materially harm our business by:

        -   interfering with our ability to attract and retain tenants,

        - increasing vacancies, which lowers market rental rates and limits our ability to negotiate favorable rental rates, and

        -   impairing our ability to minimize operating expenses.

OUR FINANCIAL PERFORMANCE DEPENDS ON REGIONAL ECONOMIC CONDITIONS SINCE MANY OF OUR PROPERTIES AND INVESTMENTS ARE LOCATED IN ARIZONA AND CALIFORNIA.

        Many of our properties and investments are located in Arizona and California. Of our properties and real estate related investments, eight are located in two states: five in Arizona and three in California. Additionally, 17 of Enterprises' properties are located in California and one is located in Arizona. Concentrating a significant number of properties and real estate related investments in these states may expose us to greater economic risks than if the properties and real estate related investments were located in several geographic regions. Our revenue from, and the value of, the properties and investments located in these states may be affected by a number of factors, including local real estate conditions, such as an oversupply of or reduced demand for real estate properties, and the local economic climate. High unemployment, business downsizing, industry slowdowns, changing demographics, and other factors may adversely impact any of these local economic climates. A general downturn in the economy or real estate conditions in Arizona or California could impair our financial condition and materially harm our business. Further, due to the relatively high cost of real estate in the southwestern United States, the real estate market in that region may be more sensitive to fluctuations in interest rates and general economic conditions than other regions of the United States. We do not have any limitations or targets for the concentration of the geographic location of our properties and, accordingly, the risks associated with this geographic concentration will increase if we continue to acquire properties in Arizona and California.

OUR SUBSTANTIAL LEVERAGE MAY BE DIFFICULT TO SERVICE AND COULD ADVERSELY AFFECT OUR BUSINESS.

        As of March 31, 2000, we had outstanding borrowings of approximately $35.0 million under our credit facility, and additional mortgage and note debt of approximately $75.0 million. This debt of $110.0 million represented approximately 34% of our total assets at March 31, 2000. We are and will continue to be exposed to the risks normally associated with debt financing, including the following:

        - our cash flow may be insufficient to meet required payments of principal and interest and payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses,

        -   we may not be able to refinance debt at maturity, and

        - if refinanced, the terms of refinancing may not be as favorable as the original terms of the debt.

        We have incurred additional debt to facilitate the exchange offer collateralized by the Enterprises common stock and a default on that debt could result in our loss of Enterprises. To facilitate the exchange offer, The Sol and Helen Price Trust made a five-year loan to us in the principal amount of $27.4 million ($18.0 million of which was cancelled in exchange for 5.1 million shares of our common stock in March 2000). We used the proceeds of the loan to satisfy a portion of our monetary obligations under the exchange offer. In addition, we are permitted to borrow up to an additional $2.6 million from The Sol and Helen Price Trust to acquire the remaining Enterprises outstanding common stock. We granted to the trust, as security for our obligations under the loan, a second priority security interest in the Enterprises common stock securing the Debentures and the Senior Notes issued in the exchange offer and a first priority security interest in other shares of the Enterprises common stock owned by us. The loan is non-recourse so that the trust may only look to the Enterprises common stock for repayment of the loan. In order to satisfy our obligations under the loan, we may seek to refinance the loan or issue equity to raise additional funds, neither of which alternatives may be available to us on favorable terms. To the extent we are unable to meet our obligations under the loan, The Sol and Helen Price Trust will have the right to take ownership of a significant portion of the Enterprises common stock owned by us.

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM THE EXCHANGE OFFER.

        We may not realize the expected benefits from the exchange offer making our future financial performance uncertain. We entered into the exchange offer with the expectation that the transaction would result in a number of benefits, including cost savings, operating efficiencies, revenue enhancements, tax advantages and other synergies. If these benefits and synergies are not realized, our financial performance and the performance of Enterprises could be adversely impacted.

WE FACE RISKS ASSOCIATED WITH OUR EQUITY INVESTMENTS IN AND WITH THIRD PARTIES.

        We face risks associated with our equity investments in and with third parties because of our lack of control over the underlying real estate assets. As part of our growth strategy, we may invest in shares of real estate investment trusts or other entities that invest in real estate assets. In these cases, we will be relying on the assets, investments and management of the real estate investment trust or other entity in which we are investing. These entities and their properties will be exposed to the risks normally associated with the ownership and operation of real estate. We also may invest in or with other parties through partnerships and joint ventures. In these cases we will not be the only entity making decisions relating to the property, partnership, joint venture or other entity. Risks associated with investments in partnerships, joint ventures or other entities include:

        - the possibility that our partners might experience serious financial difficulties or fail to fund their share of required investment contributions,

        - our partners might have economic or other business interests or goals which are inconsistent with our business interests or goals, and

        - our partners may take action contrary to our instructions or requests and adverse to our policies and objectives.

Any substantial loss or action of this nature could potentially harm our business. In addition, we may in some circumstances be liable for the actions of our third-party partners or co-venturers.

RISING INTEREST RATES MAY ADVERSELY AFFECT OUR CASH FLOW.

        As of March 31, 2000, we owed approximately $110.0 million under our credit facility, mortgage debt, and other notes of which $55.6 million bore interest at variable rates. Variable rate debt creates higher debt payments if market interest rates increase. We may incur additional debt in the future that also bears interest at variable rates. Higher debt payments as a result of an increase in interest rates could adversely affect our cash flow, cause us to default under some debt obligations or agreements, and materially harm our business.

WE DO NOT HAVE A POLICY PLACING A LIMIT ON THE AMOUNT OF DEBT THAT WE MAY INCUR.

        Because we do not have a policy placing a limit on the amount of debt that we may incur, our future borrowings could be significant and may adversely affect our cash flow and results of operations. Accordingly, our management and board of directors have discretion to increase the amount of our outstanding debt at any time. We could incur higher levels of debt, resulting in an increase in our total debt payments, which could adversely affect our cash flow and materially harm our business. In addition, if we increase the amount of our debt we may increase the risk of our default on all of our debt, including the Debentures and the Senior Notes.

WE COULD INCUR SIGNIFICANT COSTS AND EXPENSES RELATED TO ENVIRONMENTAL PROBLEMS.

        Various federal, state and local laws and regulations require property owners or operators to pay for the costs of removal or remediation of hazardous or toxic substances located on a property. Although we are not aware of any necessary environmental remediation or other environmental liability on our portfolio of properties, these laws often impose liability without regard to whether the owner or operator of the property was responsible for or even knew of the presence of the hazardous substances. The presence of or failure to properly remediate hazardous or toxic substances may impair our ability to rent, sell or borrow against a property. These laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances at another location for the costs of removal or remediation of these hazardous substances at the disposal or treatment facility. Further, these laws often impose liability regardless of whether the entity arranging for the disposal ever owned or operated the disposal facility. Other environmental laws and regulations impose liability on owners or operators of property for injuries relating to the release of asbestos-containing materials into the air. As an owner and operator of property and as a potential arranger for hazardous substance disposal, we may be liable under the laws and regulations for removal or remediation costs, governmental penalties, property damage, personal injuries and related expenses. Payment of these costs and expenses could impair our financial condition and materially harm our business.

WE COULD FACE SIGNIFICANT COSTS OF COMPLIANCE IF WE ARE CONSIDERED AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT.

        We are not currently registered as an investment company under the Investment Company Act of 1940, because our management believes that we either are not within the definition of investment company under the Investment Company Act or, alternatively, excluded from regulation under the Investment Company Act by an exemption. If we are deemed to be an investment company under the Investment Company Act and fail to qualify for an exemption, we would be unable to conduct our business as currently conducted, which could materially harm our business. In the future, we intend to conduct our operations in order to avoid registration under the Investment Company Act. Therefore, the assets that we may acquire or sell may be limited by the regulations of the Investment Company Act.

THE COSTS OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD ADVERSELY AFFECT OUR BUSINESS.

        Under the Americans with Disabilities Act of 1990, all public accommodations and commercial facilities must meet federal requirements relating to access and use by disabled persons. Compliance with the Americans with Disabilities Act requirements could involve removal of structural barriers from disabled persons' entrances on our (and Enterprises') properties. Other federal, state and local laws may require modifications to or restrict further renovations of our properties to provide for these accesses. Although we believe that our properties are substantially in compliance with present requirements, noncompliance with the Americans with Disabilities Act or related laws or regulations could result in the United States government imposing fines or private litigants being awarded damages against us. If we incur these costs and expenses, our financial condition could be impaired.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR BUSINESS AT A PREMIUM PRICE.

        Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price and could make removal of our management more difficult. These provisions could reduce the opportunities for our stockholders to participate in tender offers, including tender offers that are priced above the then current market price of our common stock. Our certificate of incorporation permits our board of directors to issue shares of preferred stock in one or more series without stockholder approval. The preferred stock may be issued quickly with terms that delay or prevent a change in control of our business. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

ENTERPRISES' COMMON STOCKHOLDERS' ABILITY TO CONTROL ENTERPRISES AND TO RECEIVE DIVIDENDS IS LIMITED.

        Protections for Enterprises' preferred stockholders limit Enterprises' common stockholders' ability to control Enterprises and receive dividends. We have agreed to protections for the holders of the Enterprises preferred stock which limit the control over Enterprises by its common stockholders and the dividends payable to Enterprises' common stockholders. The holders of the Enterprises preferred stock are entitled to elect a majority of Enterprises' board of directors and to have one designee on our board of directors, until:

        - less than 2,000,000 shares of the Enterprises preferred stock remain outstanding,

        - we make an offer to purchase any and all outstanding shares of the Enterprises preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn,

        - the directors of Enterprises (1) issue any equity securities without unanimous approval of Enterprises' board or (2) fail to pay dividends on the Enterprises common stock in an amount equal to 100% of Enterprises' taxable income or the amount necessary to maintain Enterprises' status as a real estate investment trust, or in an amount equal to the excess, if any, of Enterprises' funds from operations, less preferred stock dividends, over $7.5 million, or

        - the directors of Enterprises unanimously vote to terminate the right of the preferred stockholders to elect a majority of Enterprises' board.

The third point above is intended to protect the interests of the holders of the Enterprises preferred stock by creating an annual reserve of $7.5 million at the Enterprises level which will not be distributed to us or any other holder of the Enterprises common stock. This reserve will limit our ability and the ability of all other Enterprises common stockholders to receive cash distributions from Enterprises for so long as the Enterprises preferred stock is outstanding. We have agreed with Enterprises that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the repurchase of the Enterprises preferred stock or the reduction of Enterprises' debt.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR VOTING STOCK AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

        Directors and executive officers own a large percentage of our voting stock and could exert significant influence over matters requiring stockholder approval. As of March 31, 2000, our executive officers and directors and their affiliates beneficially owned approximately 28.7% of our outstanding common stock. As a result, these stockholders will continue to significantly influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. In addition, this significant ownership could discourage acquisition of our common stock by some potential investors and could have an anti-takeover effect.

OUR BOARD OF DIRECTORS MAY MAKE CHANGES IN OUR INVESTMENT, FINANCING AND DISTRIBUTION POLICIES WITHOUT STOCKHOLDER APPROVAL.

        The board of directors may make changes to our policies without stockholder approval. Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, growth, debt, capitalization, and operations, are determined by our board of directors. Although it has no present intention to do so, the board of directors may amend or revise these policies at any time and from time to time at its discretion without a vote of our stockholders. A change in these policies could adversely affect our financial condition and results of operations.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS.

        Given the early stage of development of our business, we depend to a large extent on the performance of our senior management team and other key employees for strategic business direction and real estate experience. If we lost the service of any members of our senior management or other key employees, it could materially harm our business. We have not obtained key-man life insurance for any of our senior management or other key employees.

THE ISSUANCE OF ADDITIONAL STOCK COULD ADVERSELY AFFECT YOUR INTERESTS.

Our future growth will depend in large part on our ability to raise additional capital. If we were to raise additional capital through the issuance of equity securities, the interests of holders of our stock, including shares of Series B preferred stock and common stock offered by this prospectus, could be diluted. Likewise, our board of directors has the authority to approve the issuance of preferred stock in one or more series and is entitled to determine the voting and other rights of this preferred stock. Accordingly, our board of directors may authorize the issuance of preferred stock with voting, dividend and other similar rights which could be dilutive to or otherwise adversely affect the interests of holders of the Series B preferred stock and common stock.

THERE IS NO ESTABLISHED MARKET FOR THE SERIES B PREFERRED STOCK.

        We do not intend to apply for listing of the Series B preferred stock on any securities exchange. The liquidity of any market for the Series B preferred stock will depend upon the number of holders of Series B preferred stock, our performance, the market for similar securities, the interest of securities dealers in making a market in the Series B preferred stock and other factors. A liquid trading market may not develop for the Series B preferred stock.

SALES OF SHARES ELIGIBLE FOR FUTURE SALE COULD IMPAIR OUR STOCK PRICE.

        The market price of our common stock and our Series B preferred stock could drop due to sales of a large number of shares of our common stock and/or our Series B preferred stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

        As of March 31, 2000, 41,963,435 shares of our common stock and 21,281,000 shares of Series B preferred stock were outstanding. The shares of Series B preferred stock offered hereby and the common stock issuable upon conversion of the Series B preferred stock will be freely tradeable without restriction under the Securities Act of 1933 immediately upon the effectiveness of the registration statement of which this prospectus is a part. Approximately 3,932,000 additional shares of common stock issuable upon the exercise of outstanding options will also be freely tradeable without restriction, subject, in the case of sales by our affiliates, to compliance with Rule 144 under the Securities Act of 1933.


                           FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are indicated by words or phrases such as "believe," "may," "will," "anticipate," "estimate," "plan," "project," "continue," "expect," "intend" and similar words or phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including factors discussed in our filings with the Securities and Exchange Commission and the following:

        - the effect of economic, credit and capital market conditions in general and on real estate companies in particular,

        -   our ability to compete effectively,

        - our ability to acquire or develop properties and the risk that potential acquisitions or developments may not perform in accordance with expectations,

        -   fluctuations in our operating results,

        - government approvals, actions and initiatives, including the need for compliance with environmental requirements and the Americans with Disabilities Act,

        -   additions or departures of key personnel,

        -   general economic and business conditions, and

        - other risk factors described under "Risk Factors" in this prospectus.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                 SELLING HOLDERS

        We originally issued the Series B preferred stock in March 1999 to the selling holders in exchange for all of the issued and outstanding shares of Series A preferred stock. The Series A preferred stock was issued in March 1998 to persons we reasonably believed to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933. The selling holders may from time to time offer and sell pursuant to this prospectus any or all of the Series B preferred stock or the common stock into which the Series B preferred stock is convertible. The term "selling holder" as used in this prospectus includes the holders listed below and the beneficial owners of the Series B preferred stock and their transferees, pledgees, donees or other successors.

        The following table shows the names of the selling holders and the number of shares of Series B preferred stock beneficially owned by each of them, all of which may be offered under this prospectus. This information has been obtained from the selling holders and our transfer agent.


                                                               NUMBER OF SHARES OF
SELLING HOLDER                                               SERIES B PREFERRED STOCK
--------------                                               ------------------------
Allstate Insurance Company..............................             2,000,000
The Northwestern Mutual Life Insurance Company..........             2,000,000
BancBoston Capital Inc..................................             2,681,000
Longleaf Partners Realty Fund...........................            14,600,000


        None of the selling holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, other than BancBoston Capital Inc. We have engaged in the following transactions with affiliates of BancBoston Capital Inc.:

        - in March 1998 we retained BancBoston Securities Inc. to act as placement agent in connection with the private placement of Series A preferred stock described above, and

        - in October 1998, we obtained our existing credit facility, as subsequently amended, from BankBoston, N.A.

        From time to time, certain broker-dealers and their affiliates in the ordinary course of business may have acquired or disposed of, or may in the future acquire or dispose of our securities or securities of our affiliates, for their own accounts or for the accounts of others. Because the selling holders may, under this prospectus, offer all or some portion of the Series B preferred stock or the common stock into which the Series B preferred stock is convertible, no estimate can be given as to the amount of the Series B preferred stock or the common stock into which the Series B preferred stock is convertible that will be held by the selling holders upon termination of any sale.

                              PLAN OF DISTRIBUTION

        The Series B preferred stock and the common stock into which the Series B preferred stock is convertible may be sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer these securities to or through underwriters, broker-dealers or agents, which may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they may act as agents. The selling holders, and any underwriters, broker-dealers or agents that participate in the distribution of these securities, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of these securities and any discounts, commissions, concessions or other compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

        The Series B preferred stock and the common stock into which the Series B preferred stock is convertible may be sold from time to time in one or more transactions at fixed prices (which may be changed), at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of these securities may be effected in transactions (which may involve block transactions):

        - on any national securities exchange or quotation service on which these securities may be listed or quoted at the time of sale,

        -   in the over-the-counter market,

        - in transactions other than on such exchanges or in the over-the-counter market, or

        -   through the writing of options.

        At the time a particular offering of these securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In addition, the Series B preferred stock and the common stock into which the Series B preferred stock is convertible which qualify for sale under Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than by this prospectus.

        To comply with the securities laws of some jurisdictions, if applicable, the Series B preferred stock and the common stock into which the Series B preferred stock is convertible will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions these securities may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or any exemption from registration or qualification is available and is complied with.

        The selling holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Series B preferred stock and the common stock into which the Series B preferred stock is convertible. These provisions may affect the marketability of these securities.

        Pursuant to a registration rights agreement among us and the selling holders, as amended, we will bear all reasonable fees and expenses customarily borne by issuers in a non-underwritten offering by selling security holders or in an underwritten offering, as the case may be, incurred in connection with the performance of our obligations under the registration rights agreement; provided, however, that the selling holders will pay (1) all underwriting discounts and selling commissions, if any, and (2) all fees and expenses incurred by us or the selling holders in connection with the exchange of the Series A preferred stock for the Series B preferred stock which occurred in March 1999. The selling holders and any underwriters, broker-dealers or agents to or through whom the securities offered hereby may be sold will be indemnified by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.

                                 USE OF PROCEEDS

        The selling holders will receive all of the proceeds from any sale of the Series B preferred stock and the common stock into which the Series B preferred stock is convertible. We will not receive any of the proceeds from the sale of these securities.


                           PRICE RANGE OF COMMON STOCK

        Our common stock was quoted on the OTC Bulletin Board under the symbol XLCY from March 31, 1998 to November 16, 1998 and has been listed on the American Stock Exchange under the symbol XLG from November 17, 1998 to the present. On December 11, 1998, we changed our fiscal year end to December 31 from July 31 for the fiscal year ended December 31, 1998. The following table provides the high and low sales prices for our common stock assuming a December 31 fiscal year end for the periods indicated.

                                                                        HIGH             LOW
                                                                        ----             ---
        1998
           1st Quarter (commencing March 31)...................        $6.000           $4.875
           2nd Quarter.........................................         6.750            4.297
           3rd Quarter.........................................         5.000            2.500
           4th Quarter.........................................         4.000            1.875
        1999
           1st Quarter.........................................         4.000            3.063
           2nd Quarter ........................................         5.688            2.875
           3rd  Quarter  ......................................         4.750            3.500
           4th  Quarter  ......................................         4.563            3.000
        2000
           1st Quarter.........................................         4.000            3.000
           2nd Quarter (through June 22).......................         3.500            2.688



        On June 22, 2000, the last reported sales price of our common stock on the American Stock Exchange was $2.75 per share. As of March 31, 2000, there were 1,119 holders of record of our common stock.


                                 DIVIDEND POLICY

        We have never paid and do not anticipate paying any dividends on the common stock. Any future determination regarding the payment of dividends will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors as our board of directors may deem relevant.

                                  EXCEL LEGACY

GENERAL

        Excel Legacy Corporation, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., now known as New Plan Excel Realty Trust, Inc., a Maryland corporation and a real estate investment trust. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

        In connection with this spin-off, Excel Realty Trust transferred real properties, notes receivable and related assets and liabilities to us. In addition to operating the assets obtained from the spin-off, we intend to pursue signature real estate projects that have unique locations, concepts or significant entry barriers associated with them, including:

        - developing mixed-use development and entertainment projects that have the potential for substantial capital gains but which may take several years to fully develop,

        - investing in properties requiring significant restructuring or redevelopment to create substantial value, such as changing the use, tenant mix or focus of a property,

        - investing in securities of real estate related operating companies where significant influence may be exerted to enhance the value of the companies, and

        - opportunistic buying and selling of commercial properties or real estate related companies.

        In November 1999, we completed an exchange offer for the common stock of Price Enterprises, Inc., a Maryland corporation and a real estate investment trust. In the exchange offer, we acquired approximately 91.3% of the Enterprises common stock, which represents approximately 77.5% of Enterprises voting power as outstanding shares of Enterprises preferred stock also have voting rights. After expenses, we paid approximately $61.0 million in cash and issued approximately $33.2 million in principal amount of 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 and approximately $18.1 million in principal amount of 10.0% Senior Redeemable Secured Notes due 2004 to acquire the Enterprises common stock in the exchange offer.

        Upon the closing of the exchange offer, we began managing the assets of Enterprises. The accounts of Enterprises are not consolidated with our books, however because until certain events occur, the holders of the Enterprises preferred stock have the right to elect a majority of Enterprises' board of directors.

OUR PROPERTIES

        At March 31, 2000, our business consisted of the following portfolio of real properties, notes receivable, and investments in real estate related ventures:

        - five properties located in Arizona including an office building, restaurant space, a property held for development/sale, vacant land in Scottsdale, and a 65% interest in a hotel property near the Grand Canyon,

        - three properties located in California including a development project in Palm Springs and land held for sale/development in San Diego and Yosemite,

        - one property located in Colorado which is vacant land located at the base of Telluride mountain being considered for condominium development,

        - a 50% ownership interest in a joint venture which owns property leased to AMC Multi-Cinema, Inc. and land currently under development in Colorado,

        - five notes receivable relating to real estate projects in Arizona, California, and Utah with an aggregate outstanding balance of approximately $28.9 million as of March 31, 2000. The largest note relates to a project in Scottsdale, Arizona,

        - a hospitality property under development in Bermuda scheduled for completion in 2000,

        - ownership interests in a number of real estate related ventures, including:

            - a 91.3% ownership interest in the Enterprises common stock (see additional property information below),

            - a 100% ownership interest in Millennia Capital Holdings LLC which owns stock in two publicly traded companies, Mace Security International, Inc. and U.S. Plastics Lumber Corp. Another party can earn up to a 50% ownership interest in Millennia if results exceed 35% per annum,

            - a 100% ownership in TenantFirst Real Estate Services, Inc., a fully-integrated real estate development company providing development, leasing, property management and construction management services,

            - a 65% ownership interest in a joint venture which owns and operates a hotel, dinner theater and retail shop located near the Grand Canyon in northern Arizona,

            - a 55% ownership interest in a development company which owns Newport Centre, a retail and office facility located in Winnipeg, Canada, and

            - a 50% ownership in EL Holdings, Inc. and EL Media Holdings Company which were formed to invest in media towers and similar businesses.

        The following table describes our portfolio of real estate properties as of March 31, 2000. Amounts shown for annual rents are based on executed leases at March 31, 2000. We make no allowances for contractually-based delays to the commencement of rental payments. Due to the nature of real estate investments, our actual rental income may differ from amounts shown in the table below

                                                TENANTS                GLA (SQ FT)       ANNUAL RENT
                                                -------              --------------     --------------
                                                                     (IN THOUSANDS)     (IN THOUSANDS)
        Arizona
          Scottsdale Galleria                     (1)                    520.5                (1)
          Scottsdale City Centre                various                   64.9              $718.9
          Scottsdale Land                         (2)                     (2)                 (2)
          Brio Land                     Roaring Fork Restaurant           3.7                104.3
          Grand Hotel                             (3)                     (3)                 (3)
        California
          Desert Fashion Plaza(4)      Saks Fifth Avenue/various         193.1               476.0
          San Diego(5)                            (6)                     (6)                 (6)
          Yosemite                                (6)                     (6)                 (6)
        Colorado
          Telluride                               (7)                     (7)                 (7)
          Westminster(8)                          AMC                    110.0               2,520
        Indiana
          Indianapolis                            (9)                     (9)                 (9)
        Bermuda
          Daniel's Head Bermuda                   (10)                    (10)               (10)
        Winnipeg, Canada
          Newport Centre(11)           Bank of Montreal/various          156.7             1,211.1
                                                                       -------            --------
              Total                                                    1,048.9            $5,030.3
                                                                       =======            ========

------------------

        (1) Property is currently held for sale.

        (2) Property consists of vacant land adjacent to the Scottsdale Galleria and the Brio Land and is held for sale.

        (3) We hold a 65% ownership interest in Grand Tusayan LLC which owns and operates a 120-room hotel and restaurant.

        (4) We intend to sell this property.

        (5) Property sold subsequent to March 31, 2000 for $6.1 million.

        (6) Properties consist of vacant land currently held for development or sale.

        (7) Property consists of vacant land being considered for sale.

        (8) We hold a 50% interest in this property which has an operating AMC theater and a development project.

        (9) Property consists of land held for development. We hold a 23.7% ownership interest.

       (10) Construction completed, anticipated opening in July 2000.

       (11) Property is owned by a Nova Scotia company of which we hold a 55% ownership interest.

        At March 31, 2000, Price Enterprises owned 32 commercial real estate properties and held one property with a 20-year ground lease, in addition to land in Tucson, Arizona and Temecula, California held for future development. These properties encompass approximately 4.5 million square feet of Gross Leasable Area, or GLA, and were 94% leased. The five largest properties include
1.7 million square feet of GLA that generate annual minimum rent of $26.2 million, based on leases existing as of March 31, 2000. Included in the properties Enterprises owned at March 31, 2000 are four self-storage facilities. Two of these facilities, San Diego and Azusa, California are located on the same sites as our commercial properties. The other two self storage facilities are stand-alone properties. At year end, these facilities had 500,000 square feet of GLA and were 96% occupied. Enterprises also has a 50% investment in a joint venture which owns a retail center in Fresno, California. Below is a summary of Enterprises properties, excluding the joint venture investment:

                                              NUMBER OF                       PERCENT         ANNUAL
       COMMERCIAL PROPERTIES                   TENANTS      GLA (SQ FT)        LEASED      BASE RENT (1)
       ---------------------                   -------      -----------        ------      -------------
                                                           (IN THOUSANDS)                 (IN THOUSANDS)
Westbury, NY .......................               8            398.6            100%        $ 7,736.9
Pentagon City, VA ..................               9            336.8            100           6,627.3
Sacramento/Bradshaw, CA ............               2            296.9            100           4,552.4
Wayne, NJ (2) ......................               5            348.1             89           4,304.5
Philadelphia, PA ...................              22            308.7             98           2,964.9
Signal Hill, CA ....................              14            154.8            100           2,327.7
Roseville, CA ......................              16            188.5             98           2,334.7
San Diego, CA (3) ..................               3            443.2            100           1,971.5
Fountain Valley, CA ................              14            119.0             92           1,691.1
Glen Burnie, MD ....................               9            130.6             85           1,345.1
Seekonk, MA ........................              11            213.6             86           1,723.5
San Diego/Rancho San Diego, CA .....              16             93.7             95           1,056.0
Moorestown, NJ (4) .................               2            172.6             36             652.9
San Diego/Carmel Mountain, CA ......               7             35.0            100             788.3
Inglewood, CA ......................               1            119.9            100             926.7
Northridge, CA .....................               2             22.0            100             734.0
New Britain, CT ....................               1            112.4            100             671.1
Middleton, OH ......................               1            126.4            100             650.0
Terra Haute, IN ....................               1            104.2            100             557.8
San Juan Capistrano, CA ............               6             56.4            100             537.1
Azusa, CA (3) ......................               3            121.4            100             589.0
Smithtown, NY ......................               1             55.6            100             500.6
Sacramento/Stockton, CA ............               2             50.2            100             470.2

San Diego, CA ......................               1             82.2              22             450.0
Hampton, VA ........................               2             45.6             100             445.2
Redwood City, CA ...................               2             49.4             100             417.5
Tucson, AZ .........................               9             40.1             100             270.7
Denver/Littleton, CO ...............               1             26.4             100             216.1
Denver/Aurora, CO ..................               1              7.3             100             164.3
San Diego/Southeast, CA ............               2              8.9             100             150.4
Chula Vista/Rancho del Rey, CA .....               1              6.7             100              75.0
Temecula, CA (5) ...................               0                0               0                 0
                                            --------         --------        --------         ---------
Total Commercial Properties ........             175         4,275.20              94%        $47,902.5
                                            ========         ========        ========         =========


        (1) Annual Base Rent does not include percentage rents, expense reimbursements, revenue from month to month leases, or rents expiring in 2000.

        (2) Includes 37,000 sq. ft. of vacant storage space.

        (3) Self storage is also located at these properties.

        (4) Consists of leased land.

        (5) Future shopping center development consisting of 47.5 acres purchased in July 1999.


       SELF STORAGE PROPERTIES          GLA (SQ FT)     PERCENT
                                       (IN THOUSANDS)    LEASED
San Diego/Murphy Canyon, CA ........       243.2            99%
San Diego, CA ......................        89.6(1)         99
Azusa, CA ..........................        84.3(1)         98
Solana Beach, CA ...................        59.4(2)         75
                                           --------        ---
   Total Self Storage Properties ...       476.5            96%


        (1) GLA of facility is also included in GLA for the commercial property listed above.

        (2) Expansion of this facility is currently under development.


OUR PRINCIPAL TENANTS

        As of March 31, 2000, we had no single tenant that accounted for a significant amount of our revenues.

        Enterprises' eight largest tenants in their portfolio accounted for approximately 46% of their total GLA and approximately 54% of their total annualized revenues as of March 31, 2000. The table below presents certain information about these tenants (dollars in thousands):

                                                                                   ANNUAL        PERCENT OF
        TENANT                     NUMBER OF      AREA UNDER    PERCENT OF GLA     MINIMUM      TOTAL ANNUAL
                                    LEASES      LEASE (SQ FT)     UNDER LEASE       RENT        MINIMUM RENT
                                   ---------    -------------   --------------     -------      ------------
        Costco                         4           618,192             153%       $ 8,396.3         17.5%
        The Sports Authority           8           341,217              84          4,365.4          9.1
        The Home Depot                 2           214,173              53          2,775.2          5.8
        AT&T Wireless                  1           156,005              39          2,327.7          4.8
        Level One Communications       1           138,575              34          2,224.8          4.6
        Kmart                          1           110,054              27          2,027.2          4.2
        PETsMART                       7           181,766              45          1,996.0          4.2
        Marshalls                      2            87,968              22          1,889.5          3.9
                                   ---------    -------------   --------------     --------      ------------

                                      26         1,847,566             457%       $26,002.1         54.1%
                                   =========    =============   ==============     ========      ============

OUR EMPLOYEES

        As of March 31, 2000, we had approximately 190 employees, including the employees of our subsidiaries.

OUR HEADQUARTERS

        Our principal executive offices are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128 and our telephone number is (858) 675-9400.


                                   MANAGEMENT

        The table below indicates the name, position with Excel Legacy and ages of our directors, executive officers and other key employees as of March 31, 2000.

        NAME                                     AGE      POSITION
        ----                                     ---      --------
        Gary B. Sabin....................        45       Chairman, President and Chief Executive Officer
        Richard B. Muir..................        44       Director, Executive Vice President, Chief Operating
                                                          Officer and Secretary
        Kelly D. Burt....................        42       Director and Executive Vice President - Development
        Jack McGrory.....................        50       Director
        Richard J. Nordlund..............        54       Director
        Robert E. Parsons, Jr............        44       Director
        Robert S. Talbott................        46       Director
        John H. Wilmot...................        57       Director
        Graham R. Bullick, Ph.D..........        49       Senior Vice President - Capital Markets
        Mark T. Burton...................        39       Senior Vice President - Acquisitions
        S. Eric Ottesen..................        44       Senior Vice President, General Counsel and
                                                          Assistant Secretary
        James Y. Nakagawa................        34       Chief Financial Officer
        Emmett R. Albergotti.............        57       Senior Vice President - Retail Development
        William J. Hamilton..............        42       Senior Vice President - Self Storage
        William J. Stone.................        56       Senior Vice President - Retail Development
        John A. Visconsi.................        56       Senior Vice President - Leasing/Asset Management
        Susan M. Wilson..................        42       Senior Vice President - Office/Industrial/Hospitality

        Gary B. Sabin has served as Chairman of the Board of Directors, President and Chief Executive Officer since our formation. Mr. Sabin also has served as President and Chief Executive Officer and a Director of Enterprises since November 1999. Mr. Sabin served as Director and President of New Plan Excel Realty Trust from September 1998 to April 1999 and as Chairman, President and Chief Executive Officer of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Sabin has served as Chief Executive Officer of various companies since his founding of Excel Realty Trust's predecessor company and its affiliates starting in 1977. He has been active for over 20 years in diverse aspects of the real estate industry, including the evaluation and negotiation of real estate acquisitions, management, financing and dispositions.

        Richard B. Muir has served as Director, Executive Vice President and Secretary since our formation. Mr. Muir has served as our Chief Operating Officer since November 1999. Mr. Muir also has served as Executive Vice President, Chief Operating Officer, and a Director of Enterprises since November 1999. Mr. Muir served as a Director, Executive Vice President and Co-Chief Operating Officer of New Plan Excel from September 1998 to April 1999 and served as Director, Executive Vice President and Secretary of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Muir served as an officer and director of various affiliates of Excel Realty Trust starting in 1978, primarily in administrative and executive capacities, including direct involvement in and supervision of asset acquisitions, management, financing and dispositions.

        Kelly D. Burt has served as our Director and Executive Vice President - Development since May 1998 and in the same position with Enterprises since November 1999. From 1992 to May 1998, Mr. Burt served as President and founder of TenantFirst, a real estate development company in San Diego, California that was acquired by us in May 1998. From 1984 to

1992, Mr. Burt was an Industrial/Office Partner at the San Diego division of Trammell Crow Company, a real estate development company headquartered in Dallas, Texas.

        Jack McGrory has served as a Director since November 1999 and as Chairman of the Board of Enterprises since November 1999. Mr. McGrory also serves as Chief Operating Officer of the San Diego Padres, a position he has held since October 1999. Mr. McGrory served as President and Chief Executive Officer of Enterprises from September 1997 to November 1999 and as City Manager of the City of San Diego from March 1991 to August 1997.

        Richard J. Nordlund has served as a Director since our formation and as President of RJN Management, a real estate firm in Santa Barbara, California, since 1985. From 1978 through 1988, Mr. Nordlund served as President of First Corporate Services, an investment banking firm in Minneapolis, Minnesota. He is also associated with Miller & Schroeder Financial, Inc. Mr. Nordlund's business experience includes 28 years in the investment banking and mortgage banking industries.

        Robert E. Parsons, Jr. has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from January 1989 to April 1999. Mr. Parsons is presently Executive Vice President and Chief Financial Officer of Host Marriott Corporation, a company he joined in 1981. He also serves as a director and officer of several Host Marriott subsidiaries, and as a Director of Merrill Financial Corporation, a privately-held real estate company.

        Robert S. Talbott has served as a Director since our formation. Mr. Talbott is an attorney and has served as President of Holrob Investments, LLC, a Company engaged in the acquisition, development, management and leasing of real property, since 1997. From 1985 to 1997, Mr. Talbott served as Executive Vice President and President of Horne Properties, Inc., where he was involved in the acquisition and development of over 100 shopping centers. He also serves as a member of the Public Building Authority of Knoxville, Tennessee, as a member of the Knoxville Industrial Development Board, as a Director of the Knoxville Chamber of Commerce and as Chairman of the St. Mary's Foundation.

        John H. Wilmot has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from 1989 to April 1999. Mr. Wilmot, individually and through his wholly-owned corporations, develops and manages real property, including office buildings, shopping centers and residential projects primarily in the Phoenix/Scottsdale area, and has been active in that business since 1976.

        Graham R. Bullick, Ph.D. has served as our Senior Vice President - Capital Markets since our formation and in the same position with Enterprises since November 1999. Mr. Bullick served as Senior Vice President - Capital Markets of Excel Realty Trust and then New Plan Excel from January 1991 to April 1999. Previously, Mr. Bullick was associated with Excel Realty Trust as a Director from 1991 to 1992. From 1985 to 1991, Mr. Bullick served as Vice President and Chief Operations Officer for a real estate investment firm, where his responsibilities included acquisition and financing of investment real estate projects.

        Mark T. Burton has served as our Senior Vice President - Acquisitions since our formation and in the same position with Enterprises since November 1999. Mr. Burton served as Senior Vice President - Acquisitions with Excel Realty Trust and then New Plan Excel from October 1995 to April 1999. He also served as a Vice President of Excel Realty Trust from January 1989 to October 1995. Mr. Burton was associated with Excel Realty Trust and its affiliates beginning in 1983, primarily in the evaluation and selection of property acquisitions.

        S. Eric Ottesen has served as Senior Vice President, General Counsel and Assistant Secretary since our formation. Mr. Ottesen also has served as Senior Vice President, General Counsel and Secretary of Enterprises since November 1999. Mr. Ottesen served as Senior Vice President - Legal Affairs and Secretary of New Plan Excel from September 1998 to April 1999. Mr. Ottesen served as Senior Vice President, General Counsel and Assistant Secretary of Excel Realty Trust from September 1996 to September 1998. From 1987 to 1995, Mr. Ottesen was a senior partner in a San Diego law firm.

        James Y. Nakagawa has served as our Chief Financial Officer since October 1998. Mr. Nakagawa also has served as Chief Financial Officer and Treasurer of Enterprises since November 1999. From March 1998 to October 1998, Mr. Nakagawa served as our Controller. Mr. Nakagawa served as Controller of Excel Realty Trust and then New Plan Excel from September 1994 to April 1999. Prior to joining New Plan Excel, Mr. Nakagawa was a manager at Coopers & Lybrand LLP. Mr. Nakagawa is a certified public accountant.

        Emmett R. Albergotti has served as a Senior Vice President - Retail Development since August 1998 and in the same position with Enterprises since November 1999. From 1993 to August 1998, Mr. Albergotti served as Senior Vice President of

AMC Realty, Inc., the real estate arm of AMC Entertainment, Inc., for which he oversaw the acquisition and development of new theater locations throughout the western United States.

        William J. Hamilton has served as our Senior Vice President - Self Storage since November 1999 and in the same position with Enterprises since November 1999. From August 1996 to September 1999, Mr. Hamilton served as Vice President - Self Storage of Enterprises. Mr. Hamilton has also served as the President of Price Self Storage, a subsidiary of Enterprises that owns self storage unit facilities, since its inception in August 1996. From August 1995 to July 1996, Mr. Hamilton served as an Executive Vice President of Price Quest, a subsidiary of Enterprises that had various retailing divisions. From November 1994 to August 1995, he was a Vice President of Enterprises. From October 1993 to November 1994, Mr. Hamilton was a Vice President of PriceCostco.

        William J. Stone has served as a Senior Vice President - Retail Development for us and Enterprises since December 1999. From November 1994 to December 1999 Mr. Stone served as the Executive Vice President of DDR/OliverMcMillan, where he oversaw the development of urban retail/entertainment redevelopment projects. Prior to joining DDR/OliverMcMillan and since 1975, Mr. Stone was an executive with several nationally recognized firms in the regional shopping center industry, most recently with Hahn Trizec, Inc.

        John A. Visconsi has served as a Senior Vice President - Leasing/Asset Management since May 1999 and in the same position with Enterprises since November 1999. Mr. Visconsi served as Vice President - Leasing with Excel Realty Trust and then New Plan Excel from January 1995 to April 1999. He also served as Senior Vice President of Enterprises from January 1994 to March 1995. From 1981 to 1994, Mr. Visconsi was Director of Leasing and Land Development of Hahn Trizec, Inc.

        Susan M. Wilson has served as Senior Vice President - Office/Industrial/Hospitality since December 1999. Ms. Wilson also has served as Senior Vice President - Mixed Use/Development of Enterprises since December 1999. Ms. Wilson joined us in May 1998. From May 1992 to May 1998, Ms. Wilson owned and operated her own real estate development and property management firm specializing in office, industrial and multi-family projects.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

        This prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Delaware law and our charter.

        Under our charter, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. A certificate of designation classifies 25,000,000 shares of our preferred stock as Series B preferred stock. At March 31, 2000, we had outstanding approximately 41,963,435 shares of common stock and 21,281,000 shares of Series B preferred stock. As of March 31, 2000, 3,932,000 shares of common stock were reserved for issuance upon the exercise of outstanding options and 21,281,000 shares of common stock were reserved for issuance upon the conversion of the Series B preferred stock.

        On March 5, 1999, the selling holders exchanged all of their shares of Series A preferred stock for shares of Series B preferred stock. All shares of Series A preferred stock were thereafter retired and restored to the status of authorized and unissued shares of preferred stock, without designation as to series and may be reissued as shares of any series of preferred stock.

        Under our charter, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the General Corporation Law of the State of Delaware, known as the DGCL, and our charter to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

        -   the number of shares constituting each class or series,

        -   voting rights,

        -   rights and terms of redemption, including sinking fund provisions,

        -   dividend rights and rates,

        -   dissolution,

        -   terms concerning the distribution of assets,

        -   conversion or exchange terms,

        -   redemption prices, and

        -   liquidation preferences.

        Our board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

COMMON STOCK

        DIVIDENDS. Holders of common stock are entitled to receive a proportional share of any dividends that may be declared by our board of directors, subject to the rights and preferences of preferred stockholders. Because portions of our operations may be conducted through subsidiaries, our cash flow and consequent ability to pay dividends on the common stock may be dependent upon the earnings of our subsidiaries and on dividends and other payments from our subsidiaries.

        DISTRIBUTIONS UPON LIQUIDATION, DISSOLUTION OR WINDING UP AND OTHER PROVISIONS. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of common stock would be entitled to share equally in all of our remaining assets. The common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, no redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

        VOTING RIGHTS. Subject to any preferential rights of our preferred stock, each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of common stock vote as one class. The shares of common stock do not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of preferred stock which may at the time be outstanding, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. Accordingly, the holders of the remaining shares of common stock voting for the election of directors will not be able to elect any persons to our board of directors.

        As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware, known as the DGCL, which restricts our ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of our outstanding voting stock, or that stockholder's affiliates or associates, for a period of three years. These restrictions do not apply if:

        - prior to becoming an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder,

        - upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions, or

        - on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

SERIES B PREFERRED STOCK

        RANKING. The Series B preferred stock ranks, relating to dividends and upon our liquidation, dissolution or winding up:

        - senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock,

        - on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock, and

        - junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock (collectively, the securities described in this bullet point are referred to as "junior shares").

The term equity securities does not include convertible debt securities.

        DIVIDENDS. The holders of the Series B preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment thereof, cumulative cash dividends payable in an amount per share equal to the cash dividends, if any, on the shares of common stock (or portion thereof) into which a share of Series B preferred stock is convertible. The dividends would equal the number of shares of common stock, or portion thereof, into which a share of Series B preferred stock is convertible, multiplied by the most current quarterly dividend on the common stock on or before the applicable dividend payment date. Dividends on the Series B preferred stock are payable quarterly in arrears on the 15th day (or the next succeeding business day) of January, April, July and October of each year. The amount of any dividend payable on the Series B preferred stock for any period less than a full dividend period would be computed pro rata on the basis of twelve 30-day months and a 360-day year.

        In the event we fail to pay any dividend on the Series B preferred stock, we may not pay any dividends on any other capital stock other than (1) pro rata with other securities of Excel Legacy ranking pari passu with the Series B preferred stock or (2) with junior shares until the dividend on the Series B preferred stock has been paid in full. Junior shares are described above in "Ranking."

        DISTRIBUTIONS UPON LIQUIDATION, DISSOLUTION OR WINDING UP. Upon our voluntary or involuntary dissolution, liquidation or winding up, the holders of shares of the Series B preferred stock are entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made on any junior shares (described above in "Ranking"), the amount of:

        -   $5.00 per share of the Series B preferred stock,

        - a premium equivalent to a 7.0% annual total return on the Series B preferred stock from the date of issuance of the Series A preferred stock (in exchange for which the Series B preferred stock was issued), and

        -   any accrued and unpaid dividends.

If, upon our dissolution, liquidation or winding up, the amounts payable to the holders of shares of the Series B preferred stock and holders of any other shares of stock of Excel Legacy ranking as to the distribution on a parity with the Series B preferred stock are not paid in full, the holders of the Series B preferred stock and of the other shares will share ratably in the distribution of our assets in proportion to the full respective preference amounts to which they are entitled. A sale, conveyance or disposition of all or substantially all of our assets will be deemed to be a liquidation, dissolution or winding up for purposes of payment of the liquidation preference.

        REDEMPTION. We may not redeem the Series B preferred stock prior to March 31, 2005. On March 31, 2005, we will be required to redeem all outstanding shares of Series B preferred stock for cash at a per share price equal to the liquidation preference described above.

        VOTING RIGHTS. Except as otherwise required by law, the Series B preferred stock, the common stock and any other capital stock of Excel Legacy entitled to vote with the common stock will be deemed to be one class for the purpose of voting, or giving written consent in lieu of voting, on all matters submitted for the approval of our stockholders.

        Each person in whose name shares of Series B preferred stock are registered on the record date for determining the holders of the Series B preferred stock entitled to vote at any meeting of stockholders (or adjournment thereof) or to consent to corporate action in writing without a meeting will be entitled to, at the meeting or with respect to the action, one vote for each share of common stock into which each share of Series B preferred stock registered in the name of the holder on the record date could be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share).

        So long as any shares of the Series B preferred stock remain outstanding, we will not, without the affirmative vote of the holders of at least two-thirds of the shares of the Series B preferred stock outstanding at the time:

        - authorize or create, or increase the authorized amount of any shares of any class or any security convertible into shares of any class ranking senior to the Series B preferred stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or

        - amend, alter or repeal the provisions of our charter or bylaws so as to adversely affect any right, preference, privilege or voting power of the Series B preferred stock or the holders thereof; provided, however, that any increase in the amount of the authorized or issued shares of any class or security convertible into any shares ranking on a parity with or junior to the Series B preferred stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to adversely affect such rights, preferences, privileges or voting powers.

        CONVERSION RIGHTS. Holders of the Series B preferred stock have the right, exercisable at any time and from time to time, to convert all or any shares of the Series B preferred stock into common stock, on a one-for-one basis, at a conversion price of $5.00 per share of common stock subject to adjustments described below in "--Conversion Price Adjustments." In addition, the Series B preferred stock is convertible into common stock at our option at any time after the earlier to occur of:

        - the date which is six months following the date on which the common stock becomes listed or admitted for trading on a national securities exchange (including the New York Stock Exchange, American Stock Exchange or Nasdaq), or

        -   March 31, 2000.

The common stock became listed on the American Stock Exchange on November 17, 1998. As a result, we have had the right to convert the Series B preferred stock into common stock at our option since May 17, 1999.

        All shares of Series B preferred stock converted into shares of common stock will be retired and restored to the status of authorized and unissued shares of preferred stock, without designation as to series and may thereafter be reissued as shares of any series of preferred stock.

        CONVERSION PRICE ADJUSTMENTS. The conversion price is subject to adjustment upon certain events, including the following:

        - dividends (and other distributions) payable in common stock or any class of capital stock of Excel Legacy (but excluding issuances of common stock pursuant to our employee benefit plans),

        - the issuance to all holders of common stock of certain rights or warrants entitling them to subscribe for or purchase common stock at a price per share less than current market price per share of the common stock (but excluding issuances of common stock pursuant to our employee benefit plans),

        - subdivisions, combinations and reclassifications of the common stock, and

        - distributions to all holders of common stock of evidences of indebtedness of Excel Legacy or of assets (including securities and cash, but excluding those dividends, rights, warrants and distributions referred to in the bullet points listed above).

REGISTRAR AND TRANSFER AGENT

        BankBoston, N.A. is the registrar and transfer agent for our common stock and preferred stock.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of some of the United States federal income tax considerations generally relevant to the receipt, ownership and disposition of the Series B preferred stock and the common stock by individuals or entities taxed as United States Holders (as defined below), and does not purport to be a complete analysis of all the potential tax effects thereof.

        This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the Code), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described herein and may be applied retroactively in a manner that could have an adverse impact on a holder of the Series B preferred stock or the common stock.

        This summary addresses only holders of the Series B preferred stock and common stock who hold the same as capital assets within the meaning of section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to particular stockholders in light of their particular circumstances or to some types of stockholders subject to special rules, such as some financial institutions, insurance companies, dealers in securities, "S" corporations, expatriates, persons that are, for United States federal income tax purposes, non-resident alien individuals or foreign corporations or who are subject to alternative minimum tax, and persons holding the Series B preferred stock or common stock as part of a "straddle," "hedge" or "conversion transaction." This summary may not be applicable with respect to Series B preferred stock or common stock acquired as compensation. This summary also does not address the state, local or foreign tax consequences of acquiring, owning and disposing of the Series B preferred stock or common stock.

        As used in the discussion below, the term "earnings and profits" refers to our current or accumulated earnings and profits as determined under the Code. There is no assurance that we will have earnings and profits for any particular taxable year.

        YOU SHOULD CONSULT YOUR TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE OWNERSHIP AND DISPOSITION OF THE SERIES B PREFERRED STOCK OR THE COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR LAWS GOVERNING ESTATE AND GIFT TAX CONSIDERATIONS.

        A "United States Holder" is a holder of Series B preferred stock or our common stock that for United States federal income tax purposes is:

        -   a citizen or resident of the United States,

        - a corporation or partnership created or organized in or under the laws of the United States or any state or division thereof (including the District of Columbia),

        - an estate the income of which is subject to United States federal income taxation regardless of its source, or

        - a trust (1) the administration over which a United States court can exercise primary supervision and (2) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes.

COMMON STOCK AND SERIES B PREFERRED STOCK GENERALLY

        CASH DISTRIBUTIONS. The amount of any cash distribution with respect to the common stock or Series B preferred stock will be treated as a dividend, taxable as ordinary income to the recipient thereof, to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder's tax basis in the common stock or Series B preferred stock, as the case may be. Any remaining amount after the holder's basis has been reduced to zero will be taxable as capital gain.

        For purposes of the remainder of this discussion, the term "dividend" refers to a distribution taxable as ordinary income as described above unless the context indicates otherwise. Dividends received by corporate stockholders will be eligible for the 70% dividends-received deduction under section 243 of the Code, subject to some exceptions and limitations contained in the Code. U.S. corporate stockholders should note, however, that there can be no assurance that distributions with respect to the common stock or Series B preferred stock will not exceed the amount of our current or accumulated earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will apply to distributions on the common stock or Series B preferred stock.

        In addition, as noted above, there are many exceptions and limitations relating to the availability of a dividends-received deduction such as restrictions relating to:

        - the holding period of the stock on which the dividends are received (including special rules under section 246(c) of the Code which reduce the holding period for periods during which the taxpayer's risk of loss is diminished),

        -   debt-financed portfolio stock,

        -   dividends treated as "extraordinary dividends" for purposes of section 1059 of the Code (as discussed below), and

        -   taxpayers that pay alternative minimum tax.

Corporate stockholders should consult their own tax advisors regarding the extent, if any, to which these exceptions and restrictions may apply to their particular factual situation.

        Section 1059 of the Code requires a corporate stockholder to reduce its basis (but not below zero) in the common stock or Series B preferred stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held its common stock or Series B preferred stock for more than two years as of the date the amount or payment of the dividend is agreed to, announced or declared. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income under section 243 of the Code (relating to the dividends-received deduction). An "extraordinary dividend" on the common stock or Series B preferred stock would include a dividend that (1) equals or exceeds
(a) in the case of the Series B preferred stock, 5% of the holder's adjusted tax basis in the stock, and (b) in the case of the common stock, 10% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (2) exceeds 20% of the holder's adjusted tax basis in the common stock or Series B preferred stock, as the case may be, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid is an extraordinary dividend, a holder may elect to use the fair market value of the common stock or Series B preferred stock, as the case may be, rather than its basis, for purposes of applying the 5%/10% (or 20%) limitation if the stockholder is able to establish to the satisfaction of the Secretary of the Treasury the fair market value as of the day before the ex-dividend date. With respect to the Series B preferred stock, an "extraordinary dividend" would also include any amount treated as a dividend in the case of a redemption of the Series B preferred stock that is non-pro rata as to all stockholders, without regard to the period the holder held the stock. If any part of the nontaxed portion of an extraordinary dividend exceeds the basis in the stock, the amount of the excess will be treated as gain from the sale or exchange of stock for the taxable year in which the extraordinary dividend is received.

        The extraordinary dividend rules do not apply with respect to "qualified preferred dividends." A "qualified preferred dividend" is any fixed dividend payable with respect to Series B preferred stock which (1) provides for fixed preferred dividends payable no less often than annually, and (2) is not in arrears as to dividends when acquired, provided the actual rate of return on the stock, as determined under section 1059(e)(3) of the Code, does not exceed 15%. Where a qualified preferred dividend exceeds the 5% (or 20%) threshold for extraordinary dividend status described above,

        - the extraordinary dividend rules will not apply if the taxpayer holds the stock for more than five years, and

        - if the taxpayer disposes of the stock before it has been held for more than five years, the aggregate reduction in basis cannot exceed the excess of the qualified preferred dividends paid on the stock during the period held by the taxpayer over the qualified preferred dividends which would have been paid during such period on the basis of the stated rate of return, as determined under section 1059(c)(3) of the Code.

The length of time that a taxpayer is deemed to have held stock for purposes of section 1059 of the Code is determined under principles similar to those contained in section 246(c) of the Code as noted above under the discussion regarding general availability of the dividends received deduction.

        YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 OF THE CODE TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK OR SERIES B PREFERRED STOCK.

        SALE OR DISPOSITION. A sale or other disposition of Series B preferred stock or common stock (other than a conversion or exchange of the Series B preferred stock for common stock as discussed below) will normally be a taxable event. Upon a taxable sale or other disposition, a stockholder will generally recognize capital gain or loss equal to the difference (if any) between:

        - the amount of cash and the fair market value of property received by the holder for the Series B preferred stock or common stock, as the case may be, and

        -   the holder's adjusted tax basis in those shares.

In the case of some noncorporate taxpayers, including individuals, long-term capital gain with respect to stock held for more than 12 months is taxed at a maximum 20% federal tax rate.

SERIES B PREFERRED STOCK

        REDEMPTION OF SERIES B PREFERRED STOCK. The Series B preferred stock is subject to mandatory redemption on March 31, 2005 (Mandatory Redemption) as described in "Description of Capital Stock--Series B Preferred Stock--Redemption." The Mandatory Redemption of Series B preferred stock for cash will be a taxable event. The Mandatory Redemption of shares of Series B preferred stock for cash will generally be treated as a sale or exchange if the holder does not own, actually or constructively within the meaning of section 318 of the Code, any Excel Legacy stock other than the redeemed Series B preferred stock. If a holder does own, actually or constructively, other shares of Excel Legacy stock, the Mandatory Redemption may be treated as a dividend to the extent of our current and accumulated earnings and profits (as determined for United States federal income tax purposes). This dividend treatment will not apply if the redemption (1) is "substantially disproportionate" with respect to the holder under section 302(b)(2) of the Code or (2) is "not essentially equivalent to a dividend" with respect to the holder under section 302(b)(1) of the Code. A distribution to a holder is "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in Excel Legacy. For this purpose, a Mandatory Redemption of Series B preferred stock that results in a reduction in the proportionate interest in Excel Legacy (taking into account any actual ownership of common stock and any stock constructively owned) of a holder whose relative stock interest in Excel Legacy is minimal and who exercises no control over corporate affairs should generally be regarded as a meaningful reduction in the holder's stock interest in Excel Legacy. Satisfaction of the "substantially disproportionate" exception is dependent upon compliance with the objective tests set forth in section 302(b)(2) of the Code.

        If the Mandatory Redemption is not treated as a distribution taxable as a dividend, a holder would generally recognize capital gain or loss as a result of the redemption of the Series B preferred stock equal to the difference between the amount of cash received and the holder's adjusted tax basis in the Series B preferred stock redeemed, except to the extent that the redemption price includes dividends that have been declared by our board of directors prior to the redemption.

        If the amount received in a Mandatory Redemption of Series B preferred stock is treated as a distribution that is taxable as a dividend (as opposed to consideration received in a sale or exchange), the amount of the distribution will be the amount of cash received by the holder. This amount will be taxable for United States federal income tax purposes in the same manner as described above for distributions. The holder's adjusted tax basis in the redeemed Series B preferred stock will be transferred to any remaining stock holdings in Excel Legacy, subject to reduction or possible gain recognition under section 1059 of the Code in an amount equal to the nontaxed portion of the dividend. If the holder does not retain any actual stock ownership in Excel Legacy (having a stock interest only constructively), the holder may lose the benefit of the holder's adjusted tax basis in the Series B preferred stock.

        REDEMPTION PREMIUM. If the redemption price of preferred stock exceeds, by more than a de minimis amount, its issue price, all or a portion of the excess may, pursuant to section 305(c) of the Code, be viewed as constructive distributions (and thus as dividends depending upon the presence of earnings and profits) over the term during which the preferred stock cannot be called for redemption under a constant interest (economic yield) method that takes into account the compounding of the yield. Although the matter is not free from doubt, the issue price of preferred stock issued for money should be the first price at which a substantial amount of the stock is sold. A redemption premium will generally be considered de minimis as long as it is less than one-fourth of one percent (0.25%) of the redemption price of the preferred stock multiplied by the number of years from the date of issuance of the stock until the stock must be redeemed.

        The determination as to whether or not the Series B preferred stock will be subject to the redemption premium rules described above will in turn depend on whether or not the prior exchange of shares of Series A preferred stock for shares of Series B preferred stock is treated as an exchange for United States federal income tax purposes. Because the differences between the terms of the Series A preferred stock and those of the Series B preferred stock are not economically significant, although the issue is not free from doubt, we intend to take the position that the exchange of shares of Series A preferred stock for shares of Series B preferred stock should not be considered an exchange for United States federal income tax purposes. Assuming this treatment is respected by the Internal Revenue Service, the adjusted issue price, the holding period and other tax attributes of the Series B preferred stock will be determined as if the Series B preferred stock is a continuation of the Series A preferred stock. We believe that the redemption price of the Series A preferred stock exceeded the initial issue price of Series A preferred stock by more than a de minimis amount and, as a result, the Series A preferred stock is subject to the redemption premium rules described above. Accordingly, we believe that the Series B preferred stock will also be subject to the redemption premium rules, under which the holders will be required to treat the redemption premium as constructive distributions over the term of the Series A preferred stock and Series B preferred stock. Our determination of the amount(s) of any required accruals of redemption premium is binding on all holders of the Series B preferred stock (who may obtain this information from us as set forth below), other than a holder that explicitly discloses that its determination of the amounts, if any, of such accruals differs from that of Excel Legacy. This disclosure must be made on a statement attached to the holder's timely filed United States federal income tax return for the taxable year that includes the date the holder acquired the Series A preferred stock (in exchange for which the Series B preferred stock was issued). A holder may contact our Chief Financial Officer at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128, telephone number (858) 675-9400 to obtain any required information regarding the accrual of redemption premium. Each holder should consult its own tax advisor concerning the appropriate accruals of redemption premium and related disclosure requirements.

        CONVERSION OF SERIES B PREFERRED STOCK. A holder of the Series B preferred stock will generally not recognize gain or loss by reason of receiving solely common stock in exchange for the Series B preferred stock upon the conversion of the Series B preferred stock, but gain or loss will be recognized with respect to any cash received in lieu of fractional shares of the common stock. The adjusted tax basis of common stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of the Series B preferred stock exchanged therefor and the holding period of the common stock received upon conversion will include the holding period of the shares of the Series B preferred stock surrendered in the exchange.

        ADJUSTMENT OF CONVERSION PRICE. If at any time we make a distribution of cash or property to holders of common stock that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the terms of the Series B preferred stock, the conversion price or conversion ratio of the Series B preferred stock is adjusted, the adjustment will likely be deemed to be the payment of a taxable dividend to holders of the Series B preferred stock, even though they receive no cash. An adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Series B preferred tock and which is not made to compensate them for taxable distributions of cash or property on any of the outstanding common stock (or any convertible securities), generally will not result in constructive distribution of stock. For example, a decrease in the conversion price in the event of distributions of indebtedness or assets of Excel Legacy will generally result in a deemed distribution to holders of the Series B preferred stock, but a decrease in the event of stock dividends or the distribution of rights to subscribe for common stock ordinarily would not.

BACKUP WITHHOLDING

        Under section 3406 of the Code and applicable Treasury regulations, a holder of common stock or Series B preferred stock, as the case may be, may be subject to backup withholding at the rate of 31% with respect to "reportable payments" unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. "Reportable payments" include:

        -   dividend payments, and

        - the proceeds of a taxable sale, exchange or redemption of common stock or Series B preferred stock, as the case may be.

        The payor will be required to deduct and withhold the prescribed amounts if:

        - the payee fails to furnish a taxpayer identification number (TIN) to the payor in the manner required by the Code and applicable Treasury regulations,

        - the Internal Revenue Service notifies the payor that the TIN furnished by the payee is incorrect,

        -   there has been a "notified payee underreporting" described in section 3406(c) of the Code, or

        - there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under section 3406(a)(1)(C) of the Code.

        In such event, we will be required to withhold an amount equal to 31% from any dividend payment made with respect to common stock or Series B preferred stock or any payment of proceeds of a redemption of Series B preferred stock to a holder. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's United States federal income tax liabilities, so long as the required information is provided to the Internal Revenue Service. We will report to the holders of common stock or Series B preferred stock and to the Internal Revenue Service the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the securities. A holder of common stock or Series B preferred stock who does not provide us with his or her correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

        EACH PROSPECTIVE HOLDER OF COMMON STOCK OR SERIES B PREFERRED STOCK SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE COMMON STOCK OR SERIES B PREFERRED STOCK INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN INCOME TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

                                  LEGAL MATTERS

        Latham & Watkins, San Diego, California, will pass upon the validity of the securities being offered by this prospectus.

                                     EXPERTS

        The financial statements incorporated in this prospectus by reference to Excel Legacy's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements and other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Securities and Exchange Commission at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the Securities and Exchange Commission's web site at www.sec.gov.

        We have filed a registration statement on Form S-3 and related exhibits with the Securities and Exchange Commission under the Securities Act of 1933. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the Securities and Exchange Commission at prescribed rates at the locations above.

        The Securities and Exchange Commission allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Securities and Exchange Commission:

        - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

        -   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2000,

        - The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 13, 1998, and

        - All documents filed by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

        You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

                            Excel Legacy Corporation
                     17140 Bernardo Center Drive, Suite 300
                               San Diego, CA 92128
                                 (858) 675-9400

        You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

================================================================================

        We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.







                            EXCEL LEGACY CORPORATION

                  21,281,000 SHARES OF SERIES B PREFERRED STOCK
                        21,281,000 SHARES OF COMMON STOCK





                              P R O S P E C T U S





                                __________, 2000








================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

SEC Registration Fee..................   $ 31,390
Legal Fees and Expenses...............     35,000
Accounting Fees and Expenses..........     10,000
Printing and Engraving Expenses.......     10,000
Blue Sky Fees and Expenses............      5,000
Transfer Agent and Registrar Fees.....      5,000
Miscellaneous.........................      8,610
                                         --------
          Total.......................   $105,000
                                         ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Articles Eighth and Ninth of the Amended and Restated Certificate of Incorporation (the "Company Certificate") of Excel Legacy Corporation (the "Company") and Article VIII of the Amended and Restated Bylaws of the Company (the "Company Bylaws," with Articles Eighth and Ninth of the Company Certificate and Article VIII of the Company Bylaws hereinafter referred to as the "Director Liability and Indemnification Provisions") limit the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty.

        The Director Liability and Indemnification Provisions define and clarify the rights of certain individuals, including the Company's directors and officers, to indemnification by the Company in the event of personal liability or expenses incurred by them as a result of certain litigation against them. Such provisions are consistent with Section 102(b)(7) of the DGCL, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting Delaware corporations to include in their articles or certificates of incorporation a provision limiting or eliminating directors' liability for monetary damages and with other existing DGCL provisions permitting indemnification of certain individuals, including directors and officers. The limitations of liability in the Director Liability and Indemnification Provisions may not affect claims arising under the federal securities laws.

        In performing their duties, directors of a Delaware corporation are obligated as fiduciaries to exercise their business judgment and act in what they reasonably determine in good faith, after appropriate consideration, to be the best interests of the corporation and its stockholders. Decisions made on that basis are protected by the "business judgment rule." The business judgment rule is designed to protect directors from personal liability to the corporation or its stockholders when business decisions are subsequently challenged. However, the expense of defending lawsuits, the frequency with which unwarranted litigation is brought against directors and the inevitable uncertainties with respect to the outcome of applying the business judgment rule to particular facts and circumstances mean that, as a practical matter, directors and officers of a corporation rely on indemnity from, and insurance procured by, the corporation they serve as a financial backstop in the event of such expenses or unforeseen liability. The Delaware legislature has recognized that adequate insurance and indemnity provisions are often a condition of an individual's willingness to serve as director of a Delaware corporation. The DGCL has for some time specifically permitted corporations to provide indemnity and procure insurance for its directors and officers.

        Set forth below is a description of the Director Liability and Indemnification Provisions. Such description is intended as a summary only and is qualified in its entirety by reference to the Company Certificate and the Company Bylaws.

        Elimination of Liability in Certain Circumstances. Article Ninth of the Company Certificate protects directors against monetary damages for breaches of their fiduciary duty of care, except as set forth below. Under the

DGCL, absent Article Ninth directors could generally be held liable for gross negligence for decisions made in the performance of their duty of care but not for simple negligence. Article Ninth eliminates director liability for negligence in the performance of their duties, including gross negligence. Directors remain liable for breaches of their duty of loyalty to the Company and its stockholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Article Ninth does not eliminate director liability under Section 174 of the DGCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

        While Article Ninth provides directors with protection from awards of monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article Ninth will have no effect on the availability of equitable remedies such as an injunction or rescission based upon a director's breach of the duty of care. The provisions of Article Ninth which eliminate liability as described above will apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and will not apply to officers of the Company who are not directors. The elimination of liability of directors for monetary damages in the circumstances described above may deter persons from bringing third-party or derivative actions against directors to the extent such actions seek monetary damages.

        Indemnification and Insurance. Under Section 145 of the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company.

        Article VIII of the Company Bylaws provides that all directors and officers of the Company are entitled to indemnification as set forth in the Company Certificate.

        Article Eighth of the Company Certificate provides that each person who was or is made a party to, or is involved in any action, suit or proceeding by reason of the fact that he is or was a director, officer of employee of the Company will be indemnified by the Company against all expenses and liabilities, including counsel fees, paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Article Eighth also provides that the right of indemnification shall be in addition to and not exclusive of all other right to which such director, officer or employee may be entitled.

        Policies of insurance may be obtained and maintained by the Company under which its directors and officers will be insured against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        The Company has entered into indemnification agreements with its executive officers and directors pursuant to which the Company has agreed to indemnify these officers and directors exclusive of any other rights of indemnification or advancement of expenses pursuant to the DGCL, the Company Certificate and the Company Bylaws.

ITEM 16. EXHIBITS

(a) Exhibits

        A list of exhibits filed with this registration statement on Form S-3 is described on the Exhibit Index and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 22, 2000.

                                  EXCEL LEGACY CORPORATION

                                  By:     /s/ Gary B. Sabin
                                     ------------------------------------------
                                          Gary B. Sabin
                                          Chief Executive Officer and President


        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                                  TITLE                             DATE
         ---------                                  -----                             ----
/s/     GARY B. SABIN                         Chairman of the Board,              June 22, 2000
---------------------------------     Chief Executive Officer and President
Gary B. Sabin                             (Principal Executive Officer)


/s/     RICHARD B. MUIR*               Chief Operating Officer, Executive         June 22, 2000
---------------------------------                Vice President,
                                            Secretary and Director
Richard B. Muir


/s/     KELLY D. BURT*                Executive Vice President--Development       June 22, 2000
---------------------------------                and Director
Kelly D. Burt


/s/     JAMES Y. NAKAGAWA*                   Chief Financial Officer              June 22, 2000
---------------------------------           (Principal Financial and
James Y. Nakagawa                              Accounting Officer)


/s/     JACK MCGRORY*                                Director                     June 22, 2000
---------------------------------
Jack McGrory


/s/     RICHARD J. NORDLUND*                         Director                     June 22, 2000
---------------------------------
Richard J. Nordlund


/s/     ROBERT E. PARSONS, JR.*                      Director                     June 22, 2000
---------------------------------
Robert E. Parsons, Jr.


/s/     ROBERT S. TALBOTT*                           Director                     June 22, 2000
---------------------------------
Robert S. Talbott


/s/     JOHN H. WILMOT*                              Director                     June 22, 2000
---------------------------------
John H. Wilmot


*By: /s/     Gary B. Sabin
     ----------------------------
     Gary B. Sabin
     Attorney-in-Fact

                                  EXHIBIT INDEX

     EXHIBIT
     NUMBER                            DESCRIPTION
     -------                           -----------
      3.1         Amended and Restated Certificate of Incorporation of the
                  Company, incorporated by reference to Exhibit 3.1 to the
                  Company's Registration Statement on Form S-11 (File No.
                  333-55715).

      3.2 Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Registration
                  Statement on Form S-11 (File No.
                  333-55715).

      4.1         Form of Common Stock Certificate, incorporated by reference to
                  Exhibit 4.1 to the Company's Registration Statement on Form 10
                  (File No. 0-23503).

      4.2         Form of Series B Preferred Stock Certificate.(1)

      4.3 Certificate of Designations of the Series B Preferred Stock, incorporated by reference to Exhibit 4.2 to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  1999.

      5.1         Opinion of Latham & Watkins.(1)

     23.1         Consent of PricewaterhouseCoopers LLP.(1)

     23.2         Consent of Latham & Watkins (included in Exhibit 5.1).

     24.1         Powers of Attorney.(2)

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

(1) Filed herewith.
(2) Previously filed.